[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

Direct Line: 202.639.7078
Fax: 202.639.7003
tsagava@ffhsj.com

April 30, 2009

Mr. Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deltek, Inc.

Registration Statement on Form S-3

Filed April 3, 2009

File No. 333-158388

(the “Registration Statement”)

Dear Mr. Shuman:

This letter sets forth the response of Deltek, Inc. (the “Company”) to the comment letter, dated April 16, 2009, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, the Company has repeated the comment in its entirety. All references herein to page numbers are to page numbers in Amendment No. 1 to the Registration Statement. This letter is being filed with Amendment No. 1 to the Company’s Registration Statement.

Part II

Item 17.	Undertakings

1. Please provide the undertaking called for by Item 512(a)(6) of Regulation S-K.

Response: The Company has revised the disclosure on pages II-2 to II-3 of Amendment No. 1 to add the undertaking required by Item 512(a)(6) of Regulation S-K in response to the Staff’s comment.

April 30, 2009

Mr. Mark P. Shuman

Should you have any questions or comments with respect to this filing, please call me at (202) 639-7078.

Sincerely,

/s/ Vasiliki B. Tsaganos

cc:	Katherine Wray (Securities and Exchange Commission)

Kevin T. Parker (Deltek, Inc.)

Mark Wabschall (Deltek, Inc.)

David R. Schwiesow (Deltek, Inc.)